SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form,  the  registrant  is  also  thereby  furnishing  the  information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuauga

Javier Astaburuauga
Chief Financial Officer

Date:  February 27, 2006

Latin America´s Beverage Leader

FEMSA Reports US$ 9.9 billion (Ps. 105.6 billion) of Revenues for 2005

Monterrey, Mexico, February 27, 2006 — Fomento Económico Mexicano, S.A. de C.V. (“FEMSA”) today announced its operational and financial results for the fourth quarter and full year 2005.

Fourth Quarter Highlights:

•	Domestic beer sales increased 8.4%, reflecting a 5.8% increase in sales volume and a 2.5% increase in real price per hectoliter.

•	Export beer volumes increased 9.9%, rounding off a solid year of top-line growth driven by our sales in the United States.

•	Coca-Cola FEMSA increased its total revenues by 2.9% and increased its operating income by 4.5%.

•	Oxxo continued its pace of double-digit growth, increasing revenues by 17.9% driven by 359 net new stores and an 8.6% increase in same-store sales. Operating margin expanded 130 basis points.

2005 Full Year Highlights:

•	Consolidated total revenues increased 9.0% and operating income increased 9.5%, reflecting solid top-line results across the businesses.

•	Coca-Cola FEMSA increased its total revenues by 5.0% while expanding its operating margin 60 basis points to reach 17.3% of revenues.

•	FEMSA Cerveza achieved strong domestic volume growth of 4.9% and U.S. export volume growth of 8.8%, which outpaced the import category.

•	Oxxo again grew its store base by a record number of openings: 675 net new stores, to finish the year with 4,141 Oxxos.

•

Consolidated net debt of Ps. 26.475 billion (US$ 2.5 billion), a reduction of US$ 1.026 billion from the previous year largely due to the US$ 700 million obtained from the equity offering completed in May 2005.

José Antonio Fernández, Chairman and CEO of FEMSA, commented, “Our strong performance in 2005 – and over the last decade – capitalizes on the advantages of our integrated beverage strategy.  Coca-Cola FEMSA consolidated its position as Latin America’s bottling leader and one of the most profitable bottlers in the world.  I am particularly proud of the achievements in Mexico and Brazil where, in a challenging environment, we grew our top line while improving profitability.  FEMSA Cerveza grew its total beer sales volume by almost 5%, which is twice the global beer growth average, while it expanded its operating margin for the 10th consecutive year.  Finally, Oxxo finished another record-year of store openings, doubling its size since 2002.  While there is much work to do, we have a strong team that is committed to continue generating value for the long-term.”

FEMSA Consolidated

Total revenues increased 7.8% to Ps. 27.392 billion in 4Q05, reflecting solid top-line growth in all of our business units.  This increase is primarily due to 17.9% total revenue growth at the Oxxo retail chain followed by an 8.5% increase at FEMSA Cerveza, and a 2.9% increase at Coca-Cola FEMSA.

For full year 2005, total revenues increased 9.0% to Ps. 105.582 billion.  All of FEMSA’s operations – soft drinks, beer and retail – contributed positively to this high single-digit pace.  The Oxxo retail chain’s total revenues increased 21.8% to Ps. 28.734 billion, due in large part to the 675 net new stores opened during the year.  Coca-Cola FEMSA’s total revenues increased 5.0% to Ps. 50.198 billion, mainly due to increased prices and volume growth in Mexico and Brazil.  Beer operations also contributed positively with total revenue growth of 6.9% to Ps. 27.573 billion, due to a 5.2% increase in total sales volume and a 2.3% increase in real price per hectoliter.

Gross margin improved 20 basis points to Ps. 12.929 billion, or 47.2% of total revenues in 4Q05.  This was primarily due to gross margin improvements throughout all of the business units.

For full year 2005, gross margin slightly decreased compared to 2004 levels reaching Ps. 49.387 billion, or 46.8% of total revenues.

Income from operations increased 9.5% to Ps. 4.236 billion in 4Q05, resulting in an operating margin of 15.5%, 30 basis points above 2004 levels.

For full year 2005, income from operations increased 9.5% to Ps. 15.587 billion.  The consolidated operating margin remained in-line with 2004 levels at 14.8% of total revenues.

Net income decreased 8.7% to Ps. 2.513 billion in 4Q05.  This decline primarily resulted from a lower monetary gain and higher taxes, which more than offset a reduction in interest expense.  The lower monetary gain resulted from a lower inflationary impact on reduced liabilities.  In 2004, Coca-Cola FEMSA recognized a one-time deferred income tax benefit, which primarily explains the relative increase in taxes during 4Q05.

For full year 2005, net income decreased 14.6% to Ps. 8.158 billion primarily due to higher taxes as explained in the previous paragraph, in addition to higher interest expense as we continued to convert our dollar denominated debt into pesos, and a lower monetary gain.   The effective tax rate for the year was 36.0%.

Net majority income per FEMSA Unit1 was Ps. 1.392 in 4Q05 and Ps. 4.652 for full year 2005.  Net majority income per FEMSA ADS, considering an exchange rate of Ps. 10.711 per dollar, was US$ 4.34 in 2005.  Consolidated net majority income amounted to Ps. 5.549 billion for the year, down 7.9% from 2004.

1

FEMSA Units consist of FEMSA BD Units and FEMSA B Units.  Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares.  Each FEMSA B Unit is comprised of five Series B Shares.  The number of FEMSA Units outstanding as of December 31, 2005 was 1,192,742,090 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

February 27, 2006

Capital expenditures for full year 2005 decreased 6.8% to Ps. 6.663 billion, due to reduced investment at FEMSA Cerveza and FEMSA Comercio.  FEMSA Cerveza’s lower level of investment reflects de-bottlenecking and continuous improvement of processes.  Relative to 2004, FEMSA Comercio’s investment level decreased in 2005 due to investments made during 2004 in our direct distribution infrastructure, including distribution centers in Chihuaua and Merida, and in ERP, which is no longer capitalized and now directly expenses in the income statement.

Consolidated net debt.  As of December 31, 2005, FEMSA recorded a cash balance of Ps. 8.140 billion (US$ 760 million), short-term debt of Ps. 663 million (US$ 62 million) and long-term debt of Ps. 33.952 billion (US$ 3.170 billion), for a net debt of Ps. 26.475 billion (US$ 2.472 billion), a reduction of US$ 1.026 billion from one year ago, largely due to the US$ 700 million obtained from the equity offering completed in May 2005.

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release attached to this press release.

Beer – FEMSA Cerveza

Domestic sales volume increased 5.8% to 6.35 million hectoliters in 4Q05.  The strong performance in domestic sales volume resulted from increased demand during November and December combined with volume growth throughout all of Mexico led by our Sol, Indio, and Tecate Light brands.

For full year 2005, domestic sales volume increased 4.9% to 24.58 million hectoliters.  The product innovation, broader availability of our beers, successful execution at the point of sale, and revenue management initiatives produced this top-line growth.  During the year we rolled out an unprecedented amount of new products and presentations, launching 200 new SKUs throughout the country.

Export sales volume increased 9.9% to 497 thousand hectoliters in 4Q05 thanks to broader availability and increased demand for our Tecate, Sol and Dos Equis brands outside of Mexico.

For full year 2005, export sales volume grew 8.8%, slightly above our expectations, to 2.43 million hectoliters thanks to the strong work of Heineken USA, which enabled us to outpace import category growth in the United States.  It has been one full year since Heineken USA became our U.S. importer, and we believe that the continued focus towards increasing the overall availability of our brands and improving our performance across the entire country will continue to be important for 2006.

Total revenues increased 8.5% to Ps. 6.897 billion in 4Q05, resulting from a 9.9% increase in total beer sales.  Both sales volume and price per hectoliter growth positively contributed to overall revenue growth, increasing 6.1% and 3.6%, respectively.

For full year 2005, total revenues increased by 6.9% to Ps. 27.573 billion, resulting from total sales volume growth of 5.2% and a 2.3% increase in real price per hectoliter.  Domestic sales volume represented 91% of the total, while the remaining 9% came from exports.

Cost of sales increased 6.8% to Ps. 2.774 billion in 4Q05.  The growth in cost of sales remained in-line with the increase in sales volumes.  Gross profit reached Ps. 4.123 billion for the quarter, up 9.7% from 4Q04, achieving a gross margin of almost 60%.  The 70 basis points of gross margin expansion mainly resulted from increased volumes, a higher price per hectoliter, and a strong peso on US dollar-denominated raw materials, which compensated for an increase in raw material prices.

February 27, 2006

For full year 2005, cost of sales increased 4.7%, slightly below the volume increase.  Gross profit reached Ps. 16.451 billion, an 8.3% increase from 2004 resulting in a gross margin of 59.7%.  The 90 basis points of gross margin expansion resulted from a higher price per hectoliter in exports due to the new Heineken agreement structure, which did not apply in 2004, the strength of the peso on US dollar-denominated raw materials, and operating efficiencies.

Income from operations increased 12.9% to Ps. 1.214 billion in 4Q05, achieving 70 basis points of margin expansion.  This increase reflects solid revenue growth and stable cost of sales and operating expenses.  Operating expenses increased 8.4% to Ps. 2.909 billion reaching 42.2% of total revenues.  Specifically, administrative expenses increased 3.2% to Ps. 926 million in 4Q05.  Administrative expenses now include the corporate management fee, which is no longer reported as a separate line item for consistency with our 20-F SEC disclosure.  Selling expenses increased 11.0% to Ps. 1.983 billion due to increased expenses related to the new agreement with Heineken USA and increased advertising expenses for new products and presentations.

Full year 2005 operating income increased 9.2% to Ps. 5.353 billion.  The year over year growth reflects an increase in revenues and stable cost of sales combined with higher operating expenses.  Operating expenses increased 7.9%, ahead of total revenue growth, due to important marketing efforts, related to the roll-out and advertising of new products and packages, that were initiated in the first half of 2005, and to the new agreement for our beer exports with Heineken USA.  Operating margin increased 40 basis points to 19.4% of total revenues.

Recent Developments – FEMSA Cerveza

Acquisition of Kaiser
On January 16, 2006, FEMSA announced the acquisition of 68% of Kaiser for US$68 million.  As previously announced, Kaiser is managed by a seven-member Board of Directors with FEMSA electing five directors and Molson and Heineken each electing one director.  We are optimistic about the profitability potential of this new business.

Domestic price increase
During January 2006, we implemented a domestic price increase, of an average of approximately 3.5% in nominal peso terms, by brand, package, and point of sale.  This pricing move reflects the overall strength of industry volumes.  As of early February, this price increase was deployed in all of our domestic volume.

Oxxo Stores – FEMSA Comercio

Total revenues increased 17.9% to Ps. 7.642 billion in 4Q05.  The primary reason for the increase was the opening of a record number of 359 net new Oxxo stores, which resulted from unprecedented new store growth during the month of December, a month normally focused on existing store sales.  This past December we were able to continue to rapidly open new stores while focusing on in-store promotions and driving sales during the Holiday season.  For the quarter, same store sales grew 8.6%.  This increase reflects the rapid pace of expansion as well as stronger promotional activity and category management practices that are enabling Oxxo to improve the mix of products within the store.

For full year 2005, total revenues increased 21.8% to Ps. 28.734 billion.  As of December 31, 2005, we had 4,141 Oxxos nationwide, 675 more than in 2004.  This is Oxxo’s 10th consecutive year of increasing the number of new store openings.  For the full year 2005, Oxxo same-store sales increased an average of 8.7%, reflecting an increase in the average ticket of 1.3% and an increase in store traffic of 7.2%.

February 27, 2006

Income from operations increased 46.6% to Ps. 503 million resulting in a 130 basis point improvement in the operating margin, which reached 6.6% of total revenues in 4Q05.  This improvement is primarily due to a decrease in cost of sales as a percentage of total revenue.  Unlike previous years, we achieved several supplier sales targets well before year-end and subsequently collected the expansion related incentives during the fourth quarter instead of during the first quarter of 2006.  This resulted in gross margin expansion of 90 basis points, from 27.3% of sales in 4Q04 to 28.4% of sales in 4Q05.

Operating expenses increased 16.7% to Ps. 1.669 billion in 4Q05.  Administrative expenses now include the management fee, which is no longer reported as a separate line item for consistency with our 20-F SEC disclosure.

For the full year, operating income increased 33.8% to Ps. 1.259 billion.  This increase was above revenue growth, and contributed to a 40 basis point improvement in the operating margin, which reached 4.4% in 2005.

CONFERENCE CALL INFORMATION:

Our Fourth Quarter and Full Year 2005 Conference Call will be held on: Monday February 27, 2006, 4:00 P.M. New York Time (3:00 PM Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 1-800-817-4887, International: 913-981-4913.  This Conference Call will also be transmitted through live webcast at www.femsa.com/investor.
If you are unable to participate live, an instant replay of the conference call will be available through March 5, 2006. To listen to the replay please dial: Domestic U.S.: 1-888-203-1112; International: 719-457-0820, Passcode: 2210423.

Set forth in this press release is certain unaudited financial information for FEMSA for the fourth quarter and audited financial information for the full year ended December 31, 2005, compared to the fourth quarter and full year ended December 31, 2004.  We are a holding company whose principal activities are grouped under the following sub-holding companies and carried out by their respective operating subsidiaries: Coca-Cola FEMSA, S.A. de C.V., which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Cerveza, S.A. de C.V., which engages in the production, distribution and marketing of beer; and FEMSA Comercio, S.A. de C.V., which engages in the operation of convenience stores.

All of the figures in this report were prepared in accordance with Mexican Generally Accepted Accounting Principles (“Mexican GAAP”) and have been restated in constant Mexican pesos (“Pesos” or “Ps.”) with purchasing power as of December 31, 2005.  As a result, all percentage changes are expressed in real terms.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the exchange rate provided by the company in the tables that accompany this release.  The exchange rate used for this purpose is 10.7109 Mexican pesos per US dollar, which is as of the end of the reporting period.

FORWARD LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us.  These forward-looking statements reflect management expectations and are based upon currently available data.  Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Six pages of tables and Coca-Cola FEMSA’s press release to follow

February 27, 2006

FEMSA
Consolidated Income Statement
Expressed in Millions of Pesos

	For the fourth quarter of:						For the twelve months of:

	2005	% of sales	2004		% of sales	% Increase	2005	% of sales	2004	% of sales	% Increase

Net sales	27,242	99.5	25,069		98.7	8.7	105,045	99.5	96,201	99.3	9.2
Other operating revenues	150	0.5	341		1.3	(56.0)	537	0.5	632	0.7	(15.0)

Total revenues	27,392	100.0	25,410		100.0	7.8	105,582	100.0	96,833	100.0	9.0
Cost of sales	14,463	52.8	13,456		53.0	7.5	56,195	53.2	51,222	52.9	9.7

Gross profit	12,929	47.2	11,954		47.0	8.2	49,387	46.8	45,611	47.1	8.3

Administrative expenses	1,956	7.1	1,740		6.8	12.4	7,085	6.7	6,873	7.1	3.1
Selling expenses	6,737	24.6	6,346		25.0	6.2	26,715	25.3	24,502	25.3	9.0

Operating expenses	8,693	31.7	8,086		31.8	7.5	33,800	32.0	31,375	32.4	7.7

Income from operations	4,236	15.5	3,868		15.2	9.5	15,587	14.8	14,236	14.7	9.5

Interest expense	(1,016)		(1,162)			(12.6)	(4,520)		(3,894)		16.1
Interest income	175		83			N.S.	638		572		11.5

Interest expense, net	(841)		(1,079)			(22.1)	(3,882)		(3,322)		16.9
Foreign exchange (loss) gain	(38)		97			N.S.	357		(14)		N.S.
Gain (loss) on monetary position	493		820			(39.9)	1,117		2,004		(44.3)

Integral result of financing	(386)		(162)			N.S.	(2,408)		(1,332)		80.8
Other (expenses) income	(101)		(413)			(75.5)	(437)		(813)		(46.2)

Income before taxes	3,749		3,293			13.8	12,742		12,091		5.4
Taxes	(1,236)		(541	)(1)		N.S.	(4,584)		(2,533)		81.0

Net income	2,513		2,752			(8.7)	8,158		9,558		(14.6)

Net majority income	1,661		1,929			(13.9)	5,549		6,027		(7.9)
Net minority income	852		823			3.5	2,609		3,531		(26.1)

EBITDA & CAPEX
Income from operations	4,236	15.5	3,868		15.2	9.5	15,587	14.8	14,236	14.7	9.5
Depreciation	933	3.4	892		3.5	4.6	3,596	3.4	3,419	3.5	5.2
Amortization & other	834	3	796		3.2	4.8	3,338	3.1	3,178	3.3	5.0

EBITDA	6,003	21.9	5,556		21.9	8.0	22,521	21.3	20,833	21.5	8.1
CAPEX	2,489		2,206			12.8	6,663		7,147		(6.8)

	2005		2004			Var. p.p.

FINANCIAL RATIOS
Liquidity(2)	1.15		0.87			0.27
Interest coverage(3)	5.80		6.27			(0.47)
Leverage(4)	0.88		1.32			(0.45)
Capitalization(5)	35.71%		51.82%			(16.11)

(1)	Includes the norecurrent tax benefit of Ps. 1,355 million of Coca-Cola FEMSA, obtained in the second quater of 2004.
(2)	Total current assets / total current liabilities.
(3)	Income from operations + depreciation + amortization & other / interest expense, net.
(4)	Total liabilities / total stockholders’ equity.
(5)	Total debt / long-term debt + stockholders´ equity.
Total debt = short-term bank loans + current maturities long-term debt + long-term bank loans and notes payable.
Long-term debt = long-term bank loans and notes payable.

February 27, 2006

FEMSA

Consolidated Balance Sheet
As of December 31:
(Expressed in Millions of Pesos as of December 31, 2005)

	2005	2004	% Increase

ASSETS
Cash and cash equivalents	8,140	7,111	14.5
Accounts receivable	5,202	4,713	10.4
Inventories	7,696	7,777	(1.0)
Prepaid expenses and other	1,702	1,662	2.4

Total current assets	22,740	21,263	6.9
Property, plant and equipment, net	44,730	46,292	(3.4)
Intangible assets (1)	48,937	48,456	1.0
Deferred assets	6,914	5,964	15.9
Other assets	2,677	3,100	(13.6)

TOTAL ASSETS	125,998	125,075	0.7

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	663	6,186	(89.3)
Current maturities long-term debt	4,220	3,665	15.1
Interest payable	401	407	(1.5)
Operating liabilities	14,555	14,135	3.0

Total current liabilities	19,839	24,393	(18.7)
Long-term debt	29,732	37,502	(20.7)
Deferred income taxes	3,275	4,300	(23.8)
Other liabilities	5,960	5,002	19.2

Total liabilities	58,806	71,197	(17.4)
Total stockholders’ equity	67,192	53,878	24.7

LIABILITIES AND STOCKHOLDERS’ EQUITY	125,998	125,075	0.7

(1)	Includes mainly the intangible assets generated by the acquisition of Panamco and 30% of FEMSA Cerveza.

	December 31, 2005

DEBT MIX	Ps.	% Integration	Average Rate

Nominated in:
Mexican pesos	26,950	77.8%	9.8%
Dollars	6,655	19.2%	7.3%
Colombian pesos	372	1.1%	8.7%
Argentine pesos	224	0.7%	9.4%
Guatemalan Quetzals	25	0.1%	6.5%
Venezuelan bolivars	389	1.1%	12.1%

Total debt	34,615	100.0%	9.3%

Fixed rate (1)	30,963	89.4%
Variable rate (1)	3,652	10.6%

% of Total Debt	2006	2007	2008	2009	2010	2011	2012+

DEBT MATURITY PROFILE	14.1%	7.0%	20.5%	19.6%	14.2%	3.5%	21.1%

(1)	Includes the effect of interest rate swaps.

February 27, 2006

Coca-Cola FEMSA

Results of Operations
Expressed in Millions of Pesos

	For the fourth quarter of:					For the twelve months of:

	2005	% of sales	2004	% of sales	% Increase	2005	% of sales	2004	% of sales	% Increase

Net sales	13,005	99.2	12,635	99.2	2.9	49,840	99.3	47,442	99.3	5.1
Other revenues	102	0.8	98	0.8	4.1	358	0.7	344	0.7	4.1

Total revenues	13,107	100.0	12,733	100.0	2.9	50,198	100.0	47,786	100.0	5.0
Cost of sales	6,611	50.4	6,440	50.6	2.6	25,486	50.8	24,351	51.0	4.7

Gross profit	6,496	49.6	6,293	49.4	3.2	24,712	49.2	23,435	49.0	5.4

Administrative expenses	768	5.9	719	5.6	6.7	2,819	5.6	2,824	5.9	(0.2)
Sales expenses	3,278	25.0	3,230	25.4	1.5	13,210	26.3	12,624	26.4	4.6

Operating expenses	4,046	30.9	3,949	31.0	2.5	16,029	31.9	15,448	32.3	3.8

Income from operations	2,450	18.7	2,344	18.4	4.5	8,683	17.3	7,987	16.7	8.7
Depreciation	349	2.7	318	2.5	9.7	1,308	2.6	1,284	2.7	1.9
Amortization & other	359	2.7	302	2.4	18.9	1,219	2.4	1,124	2.4	8.5

EBITDA	3,158	24.1	2,964	23.3	6.5	11,210	22.3	10,395	21.8	7.8
Capital expenditures	971		707		37.3	2,062		2,009		2.6

Sales volumes (Millions of unit cases)

Mexico	256.4	52.1	248.2	51.8	3.3	1,025.0	54.3	989.9	54.6	3.5
Central America	28.4	5.8	29.8	6.2	(4.7)	109.4	5.8	110.6	6.1	(1.1)
Colombia	47.8	9.7	45.1	9.4	6.0	179.7	9.5	167.1	9.2	7.5
Venezuela	42.6	8.7	46.0	9.6	(7.4)	172.5	9.1	172.7	9.5	(0.1)
Brazil	72.8	14.8	68.1	14.2	6.9	252.5	13.4	227.5	12.6	11.0
Argentina	44.6	9.1	41.8	8.7	6.7	150.1	7.9	144.3	8.0	4.0

Total Coca-Cola FEMSA	492.6	100.0	479.0	99.9	2.8	1,889.2	100.0	1,812.1	100.0	4.3

February 27, 2006

FEMSA Cerveza

Results of Operations
Expressed in Millions of Pesos

	For the fourth quarter of:					For the twelve months of:

	2005	% of sales	2004	% of sales	% Increase	2005	% of sales	2004	% of sales	% Increase

Domestic beer sales	5,715	82.9	5,272	82.9	8.4	22,226	80.6	21,121	81.9	5.2
Export beer sales	485	7.0	369	5.9	31.4	2,515	9.1	1,860	7.2	35.2

Beer sales	6,200	89.9	5,641	88.8	9.9	24,741	89.7	22,981	89.1	7.7
Packaging sales	647	9.4	647	10.1	0.0	2,670	9.7	2,594	10.0	2.9

Net sales	6,847	99.3	6,288	98.9	8.9	27,411	99.4	25,575	99.1	7.2
Other revenues	50	0.7	68	1.1	(26.5)	162	0.6	227	0.9	(28.6)

Total revenues	6,897	100.0	6,356	100.0	8.5	27,573	100.0	25,802	100.0	6.9
Cost of sales	2,774	40.2	2,597	40.9	6.8	11,122	40.3	10,618	41.2	4.7

Gross profit	4,123	59.8	3,759	59.1	9.7	16,451	59.7	15,184	58.8	8.3

Administrative expenses	926	13.4	897	14.1	3.2	3,455	12.5	3,355	13.0	3.0
Sales expenses	1,983	28.8	1,787	28.1	11.0	7,643	27.8	6,927	26.8	10.3

Operating expenses	2,909	42.2	2,684	42.2	8.4	11,098	40.3	10,282	39.8	7.9

Income from operations	1,214	17.6	1,075	16.9	12.9	5,353	19.4	4,902	19.0	9.2

Depreciation	361	5.2	385	6.1	(6.2)	1,476	5.4	1,519	5.9	(2.8)
Amortization & other	536	7.8	516	8.1	3.9	2,142	7.7	2,099	8.1	2.0

EBITDA	2,111	30.6	1,976	31.1	6.8	8,971	32.5	8,520	33.0	5.3
Capital expenditures	914		982		(6.9)	2,939		3,276		(10.3)

Sales volumes
(Thousand hectoliters)

Domestic	6,346.1	92.7	5,999.0	93.0	5.8	24,580.1	91.0	23,442.0	91.3	4.9
Exports	496.7	7.3	452.0	7.0	9.9	2,437.5	9.0	2,240.0	8.7	8.8

Total	6,842.8	100.0	6,451.0	100.0	6.1	27,017.6	100.0	25,682.0	100.0	5.2

Price per hectoliter

Domestic	900.6		878.8		2.5	904.2		901.0		0.4
Exports	976.4		816.4		19.6	1,031.8		830.4		24.3

Total	906.1		874.4		3.6	915.7		894.8		2.3

Total presentation mix (%)

Returnable	4,172.2	61.0	4,222.2	65.5	(1.2)	16,779.6	62.1	16,810.4	65.5	(0.2)
Non Returnable	636.3	9.3	600.5	9.3	6.0	2,682.4	9.9	2,474.7	9.6	8.4
Cans	2,034.3	29.7	1,628.3	25.2	24.9	7,555.6	28.0	6,396.9	24.9	18.1

Total	6,842.8	100.0	6,451.0	100.0	6.1	27,017.6	100.0	25,682.0	100.0	5.2

February 27, 2006

FEMSA Comercio

Results of Operations
Expressed in Millions of Pesos

	For the fourth quarter of:					For the twelve months of:

	2005	% of sales	2004	% of sales	% Increase	2005	% of sales	2004	% of sales	%Increase

Net sales	7,642	100.0	6,484	100.0	17.9	28,734	100.0	23,599	100.0	21.8
Other revenues	—	—	—	—	—		—	—	—

Total revenues	7,642	100.0	6,484	100.0	17.9	28,734	100.0	23,599	100.0	21.8
Cost of sales	5,470	71.6	4,711	72.7	16.1	21,111	73.5	17,334	73.5	21.8

Gross profit	2,172	28.4	1,773	27.3	22.5	7,623	26.5	6,265	26.5	21.7

Administrative expenses	147	1.9	135	2.1	8.9	585	2.0	558	2.4	4.8
Sales expenses	1,522	19.9	1,295	19.9	17.5	5,779	20.1	4,766	20.1	21.3

Operating expenses	1,669	21.8	1,430	22.0	16.7	6,364	22.1	5,324	22.5	19.5

Income from operations	503	6.6	343	5.3	46.6	1,259	4.4	941	4.0	33.8

Depreciation	82	1.1	68	1.0	20.6	323	1.1	223	0.9	44.8
Amortization & other	63	0.8	67	1.1	(6.0)	281	1.0	242	1.1	16.1

EBITDA	648	8.5	478	7.4	35.6	1,863	6.5	1,406	6.0	32.5
Capital expenditures	576		413		39.5	1,415		1,703		(16.9)

Information of Convenience Stores

Total stores						4,141		3,466		19.5
Net new convenience stores:	359		207		73.4	675		668		1.0
Same store data: (1)
Sales (thousands of pesos)	593.9		546.7		8.6	594.6		547.1		8.7
Traffic	21.3		20.1		6.1	21.7		20.3		7.2
Ticket	27.8		27.2		2.4	27.3		27.0		1.3

(1) Monthly average information per store, considering same stores with at least 13 months of operations.

February 27, 2006

FEMSA

Other Financial Information

MACROECONOMIC INFORMATION

	Inflation		Exchange Rate

	December 04 - December 05	September 05 - December 05	Per USD	Per Mx. Peso

Mexico	3.33%	1.59%	10.7109	1.0000
Colombia	5.08%	0.45%	2,284.2200	0.0047
Venezuela	14.36%	2.50%	2,150.0000	0.0050
Brazil	5.35%	1.51%	2.3407	4.5759
Argentina	13.00%	3.22%	3.0320	3.5326

February 27, 2006

FOURTH-QUARTER AND FULL-YEAR RESULTS

	Fourth quarter			Full Year

	2005	2004	(Delta)%	2005	2004	(Delta)%

Total Revenues	13,107	12,733	2.9%	50,198	47,786	5.0%
Gross Profit	6,496	6,293	3.2%	24,713	23,435	5.5%
Operating Income	2,450	2,344	4.5%	8,684	7,987	8.7%
Majority Net Income	1,428	1,453	-1.7%	4,586	5,580	-17.8%
EBITDA(1)	3,158	2,964	6.5%	11,210	10,395	7.8%
Net Debt (2)	18,144	22,083		18,144	22,083
EBITDA (1) / Interest Expense	5.11	4.24		4.57	3.96
Earnings per Share	0.77	0.79		2.48	3.02
Average Shares Outstanding	1,846.5	1,846.5		1,846.5	1,846.5

Expressed in million of Mexican pesos with purchasing power as of December 31, 2005, except for per share amount.

(1)	EBITDA = Operating income + Depreciation + Amortization & Other Non-cash Charges. See reconciliation table on page 11.
(2)	Net Debt = Total Debt - Cash

•	Total revenues increased 2.9% to Ps. 13,107 million in the fourth quarter of 2005.

•	Consolidated operating income grew 4.5% to Ps. 2,450 million, an operating margin increase of 30 basis points to 18.7% in the fourth quarter of 2005.

•

Consolidated majority net income decreased 1.7% to Ps. 1,428 million, driven by a one-time tax benefit in 2004, resulting in earnings per share of Ps. 0.77 for the fourth quarter of 2005. Excluding the effect of this one time tax benefit majority net income would have increased by 12.0%.

Mexico City (February 24, 2006), Coca-Cola FEMSA, S.A. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the fourth quarter and full year 2005.

“This year we produced strong results, despite high raw material costs across most of our operations. We were able to tailor our portfolio of products and packages, as well as our business processes, to take advantage of the positive macroeconomic environment in the majority of our markets.  Today, more than ever, we believe that our geographic diversification, along with our initial incursion into other beverage categories, offers a variety of opportunities for us to create value. We believe that our balanced market position—among countries with different industry cycles and seasons—will continue to help us to generate even stronger and more stable cash flow,” said Carlos Salazar, Chief Executive Officer of the Company.

February 27, 2006

Consolidated Results

CONSOLIDATED RESULTS

Our consolidated revenues increased 2.9% to Ps. 13,107 million in the fourth quarter of 2005 as a result of increases in the majority of our territories. Over 90% of our revenues growth came from Mexico and Brazil. Consolidated average price per unit case remained stable in the fourth quarter of 2005 as compared to the same period of the previous year, at Ps. 26.40 (US$ 2.48).

Total sales volume increased 2.8% to 492.6 million unit cases in the fourth quarter of 2005 as compared to the same period of 2004. Sales volume growth in Mexico and Brazil more than compensated for volume decline in Venezuela and Central America. Carbonated soft drinks (“CSD”) sales volume grew 2.1% to 423.9 million unit cases, driven by incremental volume in the majority of our operations, with the exception of Central America and Venezuela.

Our gross profit rose 3.2% to Ps. 6,496 million in the fourth quarter of 2005, as compared with the same period of 2004; Mexico and Brazil represented the majority of our growth. Gross margin increased 20 basis points to 49.6% in the fourth quarter of 2005 from 49.4% in the same period of 2004, mainly driven by a decline in our sweetener costs in Mexico and the appreciation of the Mexican peso and the Brazilian real applied to our U.S. dollar denominated costs.

Our consolidated operating income grew 4.5% to Ps. 2,450 million in the fourth quarter of 2005, driven by operating income growth in the majority of our territories, which more than offset declines in Venezuela. Our operating margin increased 30 basis points to 18.7% in the fourth quarter of 2005 as compared with the same period of 2004.

During the fourth quarter of 2005, our integral cost of financing increased to Ps. 189 million from Ps. 86 million in the same period of 2004, reflecting a lower monetary gain driven by a decline in the inflation rate applied to our reduced monetary position, which more than offset lower interest expenses as a result of a reduction in our debt levels.

During the fourth quarter of 2005, income tax, tax on assets and employee profit sharing as a percentage of income before taxes were 33.6%, an increase of 220 basis points compared with the same period of the previous year. The effective tax rate in 2004 was positively affected by a one-time benefit in Mexico during the fourth quarter of 2004 in the amount of Ps. 178 million due to a reduction in deferred tax liabilities driven by a decline in Mexican income tax rate going forward.

Our consolidated majority net income was Ps. 1,428 million in the fourth quarter of 2005, a decline of 1.7% compared to the same period of 2004 due to the above mentioned tax benefit during 2004. Earnings per share (“EPS”) were Ps. 0.77 (US$ 0.73 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares). Excluding the above mentioned one-time tax benefit during 2004, net income would have increased by 12.0%.

February 27, 2006

Balance Sheet and Consolidated Statement of Changes in Financial Position

BALANCE SHEET

As of December 31, 2005, Coca-Cola FEMSA had a cash balance of Ps. 1,958 million (US$ 184 million), a decrease of Ps. 1,824 million (US$ 172 million) compared with December 31, 2004, as a result of cash used to reduce debt levels.

Total short-term debt was Ps. 4,429 million (US$ 417 million) and long-term debt was Ps. 15,673 million (US$ 1,475 million). During 2005, the effective net debt reduction was Ps. 2,731 million (US$ 257 million). Gross debt payments amounted to Ps. 4,555 million (US$ 429 million), and our cash balance was reduced by Ps. 1,824 million (US$ 172 million).

The weighted average cost of debt for the fourth quarter was 8.57%, the following chart sets forth the Company’s debt profile by currency and interest rate type as of December 31, 2005:

Currency	% Total Debt(2)	% Interest Rate Floating(2)

U.S. dollars	33%	9%
Mexican pesos	56%	0%
Colombian pesos	8%	23%
Other (1)	3%	28%

(1) Includes the equivalent to US$ 36.3 million denominated in Venezuelan bolivars, US$ 25.8 million denominated in Argentine pesos and US$ 2.2 million denominated in Guatemalan quetzales.

(2) After giving effect to cross-currency swaps.

Consolidated Statement of Changes in Financial Position

Expressed in million of Mexican pesos and U.S. dollars as of December 31, 2005

	Jan - Dec. 2005

	Ps.	USD

Net income	4,704	443
Non cash charges to net income	2,447	230

	7,151	673
Change in working capital	(414)	(39)

NRGOA(1)	6,737	634

Total investments	(2,064)	(194)
Dividend payments	(636)	(60)
Debt payment	(4,555)	(429)
Other financial transactions	(1,306)	(123)

Increase in cash and cash equivalents	(1,824)	(172)

Cash and cash equivalents at begining of period	3,782	356
Cash and cash equivalents at end of period	1,958	184

(1) Net Resources Generated by Operating Activities

February 27, 2006

Mexican Operating Results

MEXICAN OPERATING RESULTS

Revenues

Total revenues from our Mexican territories increased 3.5% to Ps. 7,241 million in the fourth quarter of 2005, as compared with the same period of the previous year. Sales volume growth represented the majority of the incremental revenues. Average price per unit case grew 0.7% to Ps. 28.00 (US$ 2.63) during the fourth quarter of 2005. Higher average prices resulted from incremental volumes from the Coca-Cola brand and from single serve presentations, which carry a higher price per unit case. Our single serve presentations represented over 55% of the incremental volumes excluding jug water. Excluding Ciel water volume in 5.0, 19.0 and 20.0-liter packaging presentations, our average price per unit case was Ps. 32.01 (US$ 3.01) an increase of 1.0% in the fourth quarter of 2005, as compared to the same period of 2004.

Total sales volume increased 3.3% to 256.4 million unit cases in the fourth quarter of 2005, as compared with the fourth quarter of 2004. The increase in carbonated soft drinks sales volume and the non-carbonated beverage segment, including single-serve bottled water, represented around 80% of our incremental volume; the balance was mainly comprised of incremental jug water sales volume. Carbonated soft drinks sales volume grew 2.7% compared with the same period of the previous year, the Coca-Cola brand represented over 70% of this incremental sales volume. Excluding non-flavored bottled water, the non-carbonated beverage segment grew 47.6% in the fourth quarter of 2005 from a low base of comparison in 2004, as a result of volume growth of Ciel Aquarius and the Minute Maid brands.

Operating Income

Our gross profit grew 3.9% to Ps. 3,885 million in the fourth quarter of 2005, as compared with the same period of 2004, resulting in a 30 basis-point increase of our gross margin to 53.7%. Higher polyethylene terephtalate (“PET”) resin costs in U.S. dollars were offset by a reduction in our sweetener costs, as a result of lower sugar prices and the usage of high fructose corn syrup, and the appreciation of the Mexican peso year over year as applied to our U.S. dollar-denominated costs.

Operating expenses as a percentage of total revenues increased 40 basis points to 31.4% in the fourth quarter of 2005, from 31.0% in the same period of 2004, as a result of an increase in depreciation expenses driven by breakage expenses of returnable bottles and an increase in expenses in connection to our “go to market” and “market multi-segmentation” strategies. Operating income increased 2.6% to Ps. 1,610 million in the fourth quarter of 2005, resulting in a slight margin decline of 20 basis points to 22.2% in the quarter.

February 27, 2006

Central American and Colombian Operating Results

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Net revenues declined 5.6% to Ps. 870 million in the fourth quarter of 2005, as compared with the same period of the previous year, mainly driven by declines in sales volume in Guatemala and Nicaragua. Average price per unit case decreased 0.9% to Ps. 30.65 (US$ 2.88), mainly as a result of a more competitive environment in the majority of our territories. Total revenues declined 1.4% to Ps. 910 million in the fourth quarter of 2005, as compared with the same period of the previous year despite a  the one-time other operating revenues in the amount of Ps. 40 million.  This one-time other operating revenues resulted from corporate services provided by our Latincentro division to the region during the year, and accounted for during the fourth quarter of 2005. Going forward revenues from these corporate services will be accounted for in each quarter.

Total sales volume in our Central American territories declined 4.7% to 28.4 million unit cases in the fourth quarter of 2005, as compared with the same period of 2004. Volume decline came from a 5.4% decrease in carbonated soft drinks due to difficult weather and operating conditions in connection with hurricanes in some of our Central American territories in October, and a tougher competitive environment in the majority of our territories.

Operating Income

Excluding the one-time other operating revenues mentioned above, our gross profit would have decreased 14.1% in the fourth quarter of 2005, resulting in a margin reduction of 450 basis points as compared to the fourth quarter of the previous year. This decrease was mainly driven by (i) a revenues decrease, driven by lower average prices per unit case and a reduction in sales volume, (ii) higher PET resin prices and (iii) a packaging mix shift towards non-returnable presentations, which represented 57.6% of our total sales volume in the fourth quarter of 2005 as compared to 51.4% in the same period of 2004.

Our operating expenses in absolute terms declined by 15.4% in the fourth quarter of 2005 as compared to the same period of 2004, as a result of lower marketing expenses and savings achieved through cost reduction efforts across the region. Excluding the one-time other operating revenues mentioned above, our operating income would have decreased 11.1% in the quarter, resulting in an operating income margin of 13.2%, a decline of 140 basis points, as compared with the same period of previous year.

COLOMBIAN OPERATING RESULTS

Revenues

Total revenues increased 3.1% to Ps. 1,256 million in the fourth quarter of 2005, as compared with the fourth quarter of 2004, driven by sales volume growth. Average price per unit case decreased 2.8% to Ps. 26.27 (US$ 2.47); price increases implemented during the third quarter partly compensated for last twelve months inflation.

Total sales volume grew 6.0% in the fourth quarter of 2005, as compared with the same period of 2004, to 47.8 million unit cases in the fourth quarter of 2005. Carbonated soft drinks sales volume grew 6.8%, mainly driven by the Crush brand, which represented more than 10% of our total sales volume in the quarter.

Operating Income

Gross profit decreased 2.0% to Ps. 583 million in the fourth quarter of 2005, as compared with the same period of the previous year, resulting in a gross margin of 46.4%. The gross margin decline of 250 basis points resulted from the combined effect of higher sugar prices and higher cost per unit case due to a packaging mix shift towards non-returnable presentations that accounted for 51.8% of our total sales in the fourth quarter of 2005, compared with 47.3% in the same period of the previous year.

February 27, 2006

Central American and Colombian Operating Results

Our operating expenses decreased 8.1%, and as a percentage of total sales declined 390 basis points to 32.3%, in the fourth quarter of 2005, driven by a reduction in freight costs and lower breakage expenses. Our operating income increased 15.7% to Ps. 177 million, resulting in a margin expansion of 160 basis points from 12.5% in the fourth quarter of 2004 to 14.1% in the same period of 2005.

February 27, 2006

Venezuelan and Argentine Operating Results

VENEZUELAN OPERATING RESULTS

Revenues

Revenues from our Venezuelan operations declined 5.2% to Ps. 1,265 million in the fourth quarter of 2005, as compared with the same period of 2004. This decline was driven by lower sales volume, which more than offset a higher average price per unit case. Our average price per unit case increased 2.1% to Ps. 29.62 (US$ 2.79) as a result of price increases implemented during the year.

Total sales volume decreased 7.4% to 42.6 million unit cases during the fourth quarter of 2005, as compared with the same quarter of 2004, driven by carbonated soft drinks volume decline in the Coca-Cola brand and the value protection brand Grapette.

Operating Income

Gross profit decreased 14.7% to Ps. 500 million in the fourth quarter of 2005, as compared with the same period of the previous year. As a percentage of sales, our gross margin decreased to 39.5% in the fourth quarter of 2005 from 43.9% in the same period of 2004. This decline was a result of lower revenues, higher raw material prices and a shift in packaging mix towards non-returnable presentations, which grew as a percentage of our total sales volume to 74.1% from 70.7% in the fourth quarter of 2004.

Operating expenses increased 5.9% to Ps. 449 million in the fourth quarter of 2005, driven by salary increases implemented during the last twelve months and higher maintenance expenses. Operating income was Ps. 51 million during the fourth quarter of 2005, resulting in an operating margin of 4.0%, driven by the above mentioned revenues decline and cost and operating expenses increases.

ARGENTINE OPERATING RESULTS

Revenues

In the fourth quarter of 2005, our total revenues increased by 7.6% to Ps. 834 million, as compared with the same period of 2004. Average price per unit case increased 2.1% to Ps. 18.07 (US$ 1.70), as a result of (i) incremental volume in single serve presentations, (ii) incremental volume in our carbonated soft drink premium and core segments, and (iii) price increases implemented during the quarter.

Total volume increased by 6.7% to 44.6 million unit cases, mainly driven by sales volume increase from the Coca-Cola brand and our non-carbonated beverage segment. Carbonated soft drinks increased 5.6% driven by the Coca-Cola brand and our core and premium flavored carbonated soft drinks, which more than offset volume decline of our value protection brands. Non-carbonated beverages and bottled water posted strong volume growth of 71%, driven by the brands Cepita, Kin and the recently introduced mineralized and functional waters under the Dasani brand.

Operating Income

Our gross profit increased 11.7% to Ps. 335 million, as compared with the fourth quarter of 2004. Gross margin was 40.1%, a margin expansion of 140 basis points, mainly as a result of higher revenues.

Operating expenses increased 12.2% due to higher freight costs and salaries in the fourth quarter of 2005 as compared to the same period of 2004. Despite the increase in operating expenses, operating income grew 10.8% to Ps. 133 million, as compared with the same period of 2004, resulting in an operating margin expansion of 40 basis points to 15.9%.

February 27, 2006

Brazilian Operating Results

BRAZILIAN OPERATING RESULTS

Beginning with the second quarter of 2005, we do not include beer that we distribute in Brazil in our sales volumes and net sales. Instead, the amount we receive for distributing beer in Brazil is included in other revenues.  We have reclassified prior periods presented in this press release for comparability purposes.

Revenues

Our total revenues improved by 6.6% to Ps. 1,678 million in the fourth quarter of 2005, as compared with the same period of 2004, driven by sales volume growth. Average price per unit case declined slightly to Ps. 22.40 (US$ 2.11) during the fourth quarter of 2005, mainly driven by a packaging shift mix towards returnable presentations, which carry a lower price per unit case.

Total sales volume increased 6.9% to 72.8 million unit cases in the fourth quarter of 2005. The increase included 5.0% growth in carbonated soft drinks, mainly driven by the Coca-Cola brand, accounting for over 85% of incremental volume during the quarter. Our non-carbonated beverage segment sales volume grew 33.3%, which increased as a percentage of our total sales volume to 8.2% from 6.6% in the fourth quarter of 2004.

Operating Income

In the fourth quarter of 2005, our gross profit increased 18.0% to Ps. 793 million, as compared with the same period of the previous year. Improvements in manufacturing efficiencies and the appreciation of the Brazilian real year over year as applied to our U.S. dollar-denominated costs, more than offset increases in raw material costs. Gross margin rose from 42.7% to 47.2%, a margin expansion of 450 basis points in the fourth quarter of 2005, as compared to the same period of 2004.

Our operating expenses as a percentage of total revenues increased 20 basis points in the fourth quarter of 2005 as compared to the same period of 2004 to 29.9% due to higher freight costs. Operating income was Ps. 290 million in the fourth quarter of 2005, an increase of 41.5%. Operating margin rose to 17.3% in the fourth quarter of 2005, as compared to the same period of 2004, resulting in a margin expansion of 430 basis points.

February 27, 2006

Summary of Full-Year Results and Recent Developments

SUMMARY OF FULL-YEAR RESULTS

During 2005, our consolidated revenues increased 5.0% to Ps. 50,198 million, as compared with 2004, as a result of growth in all of our territories, with the exception of Central America. Consolidated average price per unit case increased 0.8% to Ps. 26.38 (US$ 2.48) during 2005, as a result of average price increases in all our territories with the exception of Central America.

Total sales volume increased 4.3% to 1,889.2 million unit cases during 2005, as compared with the same period of the previous year. Sales volume growth in Mexico and Brazil accounted for over 75% of our incremental volume. Carbonated soft drink sales volume grew 3.6% to 1,600.8 million unit cases, driven by incremental volume across all of our territories except for Central America.

Our gross profit increased 5.4% to Ps. 24,712 million in 2005, as compared with the previous year, driven by gross profit growth across all of our territories except Central America. Over 90% of this increase came from Brazil and Mexico. Gross margin increased to 49.2% during 2005 from 49.0% in 2004, driven by higher revenues in all of our territories except Central America.

Our consolidated operating income increased 8.7% to Ps. 8,683 million in 2005, as compared with 2004. Brazil and Mexico accounted for the majority of our growth. Our operating margin improved 60 basis points to 17.3% during 2005, mainly driven by revenues increases and lower costs as a percentage of total revenues.

Our consolidated majority net income was Ps. 4,586 million during 2005, a decrease of 17.8% compared to 2004, driven by two one-time effect that increased net income during 20042,3 and a one-time effect that decreased net income in the first quarter of 20054. EPS were Ps. 2.48 (US$ 2.33 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares). Excluding the above-mentioned effects of non-recurring items, majority net income would have grown by 13.8%.

RECENT DEVELOPMENTS

•

On January 16, 2006, our affiliate Fomento Económico Mexicano, S.A. de C.V. (“FEMSA”) acquired a controlling stake in Cervejarias Kaiser from the Molson Coors Brewing Company. As of February, 2006, we have agreed to reassume the selling function of the Kaiser beer portfolio in Sao Paulo, Brazil, pursuant to the original agreements that regulate the relationship between Kaiser and the Coca-Cola bottlers in Brazil.

[2]  During the second quarter of 2004, we obtained a tax reimbursement in connection with a deduction of losses arising from a sale of shares during 2002 in the amount of $ 1,355 million; additionally there was a charge to income in the amount of $ 89 million related to interests and adjustments resulting from a change in the tax deduction criteria on coolers in Mexico. The net effect of these two transactions was $ 1,266 million in 2004.

[3]  During the fourth quarter of 2004, we obtained a one-time benefit in the amount of $ 178 million due to a reduction in deferred tax liabilities driven by a decline in the Mexican income tax rate going forward.

[4]  As disclosed in the first quarter of 2005, the Mexican tax authorities reviewed payments we made in connection with the change in criteria that requires refrigerators to be treated as fixed assets with finite useful lives, which resulted in an additional one-time payment in Mexico in the amount of $ 121 million.

February 27, 2006

Conference Call Information and Disclaimer

CONFERENCE CALL INFORMATION

Our fourth-quarter 2005 Conference Call will be held on: February 24, 2006, 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 800-561-2601 and International: 617-614-3518. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through March 3, 2006. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 98344233.

* * *

Coca-Cola FEMSA, S.A. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves approximately 1,500,000 retailers in the region. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.

* * *

Figures for the Company’s operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles (Mexican GAAP). All figures are expressed in constant Mexican pesos with purchasing power at December 31, 2005. For comparison purposes, 2004 and 2005 figures from the Company’s operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the exchange rate at the end of the period. In addition, all comparisons in this report for the fourth quarter of 2005, which ended on December 31, 2005, are made against the figures for the comparable period in 2004, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

U.S. dollar amounts have been translated from Mexican pesos at the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at December 31, 2005, which exchange rate was Ps. 10.6275 to $1.00.

* * *

(7 pages of tables to follow)

February 27, 2006

Consolidated Balance Sheet

Consolidated Balance Sheet
 Expressed in million of Mexican pesos with purchasing power as of December 31, 2005

Assets	Dec 05		Dec 04

Current Assets
Cash and cash equivalents	Ps.	1,958	Ps.	3,782
Total accounts receivable		2,523		2,220
Inventories		2,168		2,301
Prepaid expenses and other		772		875

Total current assets		7,421		9,178

Property, plant and equipment
Property, plant and equipment		31,397		31,749
Accumulated depreciation		(13,889)		(13,170)
Bottles and cases		1,047		1,075

Total property, plant and equipment, net		18,555		19,654

Investment in shares and other		476		444
Deferred charges, net		1,221		1,503
Intangibles		39,474		38,839

Total Assets	Ps.	67,147	Ps.	69,618

Liabilities and Stockholders’ Equity	Dec 05		Dec 04

Current Liabilities
Short-term bank loans and notes	Ps.	4,429	Ps.	3,390
Interest payable		326		324
Suppliers		4,615		4,294
Other current liabilities		2,729		3,149

Total Current Liabilities		12,099		11,157

Long-term bank loans		15,673		22,475
Pension plan and seniority premium		779		669
Other liabilities		3,868		4,162

Total Liabilities		32,419		38,463

Stockholders’ Equity
Minority interest		959		740
Majority interest:
Capital stock		2,886		2,886
Additional paid in capital		12,349		12,349
Retained earnings of prior years		17,338		12,394
Net income for the period		4,586		5,580
Cumulative results of holding non-monetary assets		(3,390)		(2,794)

Total majority interest		33,769		30,415

Total stockholders’ equity		34,728		31,155

Total Liabilities and Equity	Ps.	67,147	Ps.	69,618

February 27, 2006

Consolidated Income Statement

Consolidated Income Statement
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2005

	4Q 05	4Q 04	YTD 05	YTD 04

Sales Volume (million unit cases)	492.6	479.0	1,889.2	1,812.1
Average price per unit case	26.40	26.38	26.38	26.18

Net revenues	13,005	12,635	49,840	47,442
Other operating revenues	102	98	358	344

Total revenues	13,107	12,733	50,198	47,786
Cost of sales	6,611	6,440	25,486	24,351

Gross profit	6,496	6,293	24,712	23,435

Operating expenses	4,046	3,949	16,029	15,448

Operating income	2,450	2,344	8,683	7,987

Interest expense	618	699	2,452	2,622
Interest income	60	8	280	288
Interest expense, net	558	691	2,172	2,334
Foreign exchange loss (gain)	18	(71)	(222)	37
Loss (gain) on monetary position	(387)	(534)	(813)	(1,537)

Integral cost of financing	189	86	1,137	834
Other (income) expenses, net	(19)	124	281	408

Income before taxes	2,280	2,134	7,265	6,745
Taxes	766	671	2,562	1,142

Consolidated net income	1,514	1,463	4,703	5,603

Majority net income	1,428	1,453	4,586	5,580

Minority net income	86	10	117	23

Operating income	2,450	2,344	8,683	7,987
Depreciation	349	318	1,308	1,284
Amortization and Other non-cash charges (2)	359	302	1,219	1,124

EBITDA (3)	3,158	2,964	11,210	10,395

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation +Amortization & Other non-cash charges.

February 27, 2006

Mexican operations

Mexican operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2005

	4Q 05	% Rev	4Q 04	% Rev	YTD 05	% Rev	YTD 04	% Rev

Sales Volume (million unit cases)	256.4		248.2		1,025.0		989.9
Average price per unit case	28.00		27.81		27.77		27.72

Net revenues	7,180		6,902		28,464		27,440
Other operating revenues	61		97		242		207

Total revenues	7,241	100.0%	6,999	100.0%	28,706	100.0%	27,647	100.0%
Cost of sales	3,356	46.3%	3,261	46.6%	13,396	46.7%	13,037	47.2%

Gross profit	3,885	53.7%	3,738	53.4%	15,310	53.3%	14,610	52.8%

Operating expenses	2,275	31.4%	2,169	31.0%	9,187	32.0%	8,803	31.8%

Operating income	1,610	22.2%	1,569	22.4%	6,123	21.3%	5,807	21.0%
Depreciation, Amortization & Other non-cash charges (2)	457	6.3%	356	5.1%	1,530	5.3%	1,371	5.0%

EBITDA (3)	2,067	28.5%	1,925	27.5%	7,653	26.7%	7,178	26.0%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

	4Q 05	% Rev	4Q 04	% Rev	YTD 05	% Rev	YTD 04	% Rev

Sales Volume (million unit cases)	28.4		29.8		109.4		110.6
Average price per unit case	30.65		30.94		30.95		31.74

Net revenues	870		922		3,385		3,510
Other operating revenues	40		1		43		5

Total revenues	910	100.0%	923	100.0%	3,428	100.0%	3,515	100.0%
Cost of sales	469	51.6%	456	49.4%	1,785	52.1%	1,820	51.8%

Gross profit	441	48.4%	467	50.6%	1,643	47.9%	1,695	48.2%

Operating expenses	281	30.9%	332	35.9%	1,175	34.3%	1,274	36.3%

Operating income	160	17.6%	135	14.6%	468	13.6%	421	12.0%
Depreciation, Amortization & Other non-cash charges (2)	40	4.4%	64	6.9%	202	5.9%	247	7.0%

EBITDA (3)	200	22.0%	199	21.6%	670	19.5%	668	19.0%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

February 27, 2006

Colombian and Venezuelan operations

Colombian operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2005

	4Q 05	% Rev	4Q 04	% Rev	YTD 05	% Rev	YTD 04	% Rev

Sales Volume (million unit cases)	256.4		248.2		1,025.0		989.9
Average price per unit case	28.00		27.81		27.77		27.72

Net revenues	7,180		6,902		28,464		27,440
Other operating revenues	61		97		242		207

Total revenues	7,241	100.0%	6,999	100.0%	28,706	100.0%	27,647	100.0%
Cost of sales	3,356	46.3%	3,261	46.6%	13,396	46.7%	13,037	47.2%

Gross profit	3,885	53.7%	3,738	53.4%	15,310	53.3%	14,610	52.8%

Operating expenses	2,275	31.4%	2,169	31.0%	9,187	32.0%	8,803	31.8%

Operating income	1,610	22.2%	1,569	22.4%	6,123	21.3%	5,807	21.0%
Depreciation, Amortization & Other non-cash charges (2)	457	6.3%	356	5.1%	1,530	5.3%	1,371	5.0%

EBITDA (3)	2,067	28.5%	1,925	27.5%	7,653	26.7%	7,178	26.0%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Venezuelan operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2005

	4Q 05	% Rev	4Q 04	% Rev	YTD 05	% Rev	YTD 04	% Rev

Sales Volume (million unit cases)	42.6		46.0		172.5		172.7
Average price per unit case	29.62		29.00		28.59		27.10

Net revenues	1,262		1,334		4,933		4,680
Other operating revenues	3		1		13		4

Total revenues	1,265	100.0%	1,335	100.0%	4,946	100.0%	4,684	100.0%
Cost of sales	765	60.5%	749	56.1%	2,952	59.7%	2,722	58.1%

Gross profit	500	39.5%	586	43.9%	1,994	40.3%	1,962	41.9%

Operating expenses	449	35.5%	424	31.8%	1,761	35.6%	1,594	34.0%

Operating income	51	4.0%	162	12.1%	233	4.7%	368	7.8%
Depreciation, Amortization & Other non-cash charges (2)	61	4.8%	53	4.0%	242	4.9%	224	4.8%

EBITDA (3)	111	8.8%	215	16.1%	475	9.6%	592	12.6%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

February 27, 2006

Argentine and Brazilian operations

Argentine operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2005

	4Q 05	% Rev	4Q 04	% Rev	YTD 05	% Rev	YTD 04	% Rev

Sales Volume (million unit cases)	44.6		41.8		150.1		144.3
Average price per unit case	18.07		17.69		17.97		17.28

Net revenues	806		739		2,697		2,494
Other operating revenues	28		36		101		122

Total revenues	834	100.0%	775	100.0%	2,798	100.0%	2,616	100.0%
Cost of sales	499	59.9%	475	61.3%	1,699	60.7%	1,593	60.9%

Gross profit	335	40.1%	300	38.7%	1,099	39.3%	1,023	39.1%

Operating expenses	202	24.2%	180	23.2%	677	24.2%	615	23.5%

Operating income	133	15.9%	120	15.5%	422	15.1%	408	15.6%
Depreciation, Amortization & Other non-cash charges (2)	35	4.2%	37	4.8%	131	4.7%	134	5.1%

EBITDA (3)	168	20.1%	157	20.3%	553	19.8%	542	20.7%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Brazilian operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2005

	4Q 05	% Rev	4Q 04	% Rev	YTD 05	% Rev	YTD 04	% Rev

Sales Volume (million unit cases)	72.8		68.1		252.5		227.5
Average price per unit case	22.40		22.48		22.43		22.17

Net revenues	1,631		1,531		5,663		5,043
Other operating revenues	47		43		157		152

Total revenues	1,678	100.0%	1,574	100.0%	5,820	100.0%	5,195	100.0%
Cost of sales	885	52.7%	902	57.3%	3,085	53.0%	2,930	56.4%

Gross profit	793	47.2%	672	42.7%	2,735	47.0%	2,265	43.6%

Operating expenses	503	29.9%	467	29.7%	1,829	31.4%	1,739	33.5%

Operating income	290	17.3%	205	13.0%	906	15.6%	526	10.1%
Depreciation, Amortization & Other non-cash charges (2)	47	2.8%	30	1.9%	146	2.5%	117	2.3%

EBITDA (3)	337	20.1%	235	15.0%	1,052	18.1%	644	12.4%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

February 27, 2006

Selected Information

For the three months ended December 31, 2005

Expressed in million of Mexican pesos as of December 31, 2005

	4Q 04	4Q 05

Capex	547.3	962.6
Depreciation	318.2	349.0
Amortization & Other non-cash charges	301.8	358.5

VOLUME

Expressed in million unit cases

	4Q 04				4Q 05

	CSD	Water	Other	Total	CSD	Water	Other	Total

Mexico	201.8	44.3	2.1	248.2	207.3	46.0	3.1	256.4
Central America	28.0	1.2	0.6	29.8	26.5	1.2	0.7	28.4
Colombia	39.6	5.4	0.1	45.1	42.3	5.4	0.1	47.8
Venezuela	41.0	3.3	1.7	46.0	37.6	3.3	1.7	42.6
Brazil	63.6	4.0	0.5	68.1	66.8	5.4	0.6	72.8
Argentina	41.1	0.4	0.3	41.8	43.4	0.7	0.5	44.6

Total	415.1	58.6	5.3	479.0	423.9	62.0	6.7	492.6

PACKAGE MIX BY PRESENTATION

Expressed as a Percentage of Total Volume

	4Q 04				4Q 05

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	28.0	57.1	1.3	13.6	25.6	59.3	1.2	13.9
Central America	45.3	50.3	4.4	—	37.5	58.7	3.8	—
Colombia	46.8	43.7	3.5	6.0	42.8	48.6	3.3	5.3
Venezuela	27.0	67.2	3.5	2.3	23.1	70.6	3.5	2.8
Brazil	5.4	90.9	3.7	—	9.2	87.4	3.4	—
Argentina	25.8	71.5	2.7	—	24.3	72.8	2.9	—

For the twelve months ended December 31, 2005

Expressed in million of Mexican pesos as of December 31, 2005

	YTD 04	YTD 05

Capex	1,849.5	2,063.7
Depreciation	1,284.1	1,307.5
Amortization & Other non-cash charges	1,124.0	1,219.1

VOLUME

Expressed in million unit cases

	YTD 04				YTD 05

	CSD	Water	Other	Total	CSD	Water	Other	Total

Mexico	793.5	188.7	7.7	989.9	812.4	202.1	10.5	1,025.0
Central America	104.1	4.6	1.9	110.6	102.4	4.7	2.3	109.4
Colombia	144.5	22.1	0.5	167.1	158.0	21.5	0.2	179.7
Venezuela	149.2	14.3	9.2	172.7	149.4	15.0	8.1	172.5
Brazil	212.5	13.2	1.8	227.5	232.6	17.7	2.2	252.5
Argentina	141.8	1.7	0.8	144.3	146.0	2.5	1.6	150.1

Total	1,545.6	244.6	21.9	1,812.1	1,600.8	263.5	24.9	1,889.2

PACKAGE MIX BY PRESENTATION

Expressed as a Percentage of Total Volume

	YTD 04				YTD 05

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	28.4	55.9	1.3	14.4	26.6	57.2	1.2	15.0
Central America	48.5	47.5	3.9	0.1	41.9	54.4	3.7	—
Colombia	50.7	39.6	3.3	6.4	46.2	44.5	3.3	6.0
Venezuela	29.9	63.5	3.0	3.6	24.7	69.0	3.2	3.1
Brazil	5.3	90.9	3.8	—	8.0	88.5	3.5	—
Argentina	26.9	69.7	3.4	—	25.9	70.7	3.4	—

February 27, 2006

Macroeconomic Information

December 2005

Macroeconomic Information

	Inflation		Foreign Exchange Rate (local currency per US Dollar).

	LTM 05	4Q 05	Dec 05	Dec 04

Mexico	3.33%	1.59%	10.7109	11.1460
Colombia	5.08%	0.45%	2,284.2200	2,389.7500
Venezuela	14.36%	2.50%	2,150.0000	1,920.0000
Brazil	5.35%	1.51%	2.3407	2.6544
Argentina	13.00%	3.22%	3.0320	2.9800

February 27, 2006